

September 23, 2010

David W. Stevens
Chief Executive Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, Texas 79901

     Re: **El Paso Electric Company**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 26, 2010
              File No. 001-14206

Dear Mr. Stevens:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director